Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of UY Scuti Acquisition Corporation on Form S-1 (File No. 333-284815) of our report dated September 30, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of UY Scuti Acquisition Corporation as of March 31, 2024 and for the period from January 18, 2024 (inception) to March 31, 2024, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ WWC, P.C.

WWC, P.C.

San Mateo, CA

February 28, 2025